UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release – Haoxi Health Technology Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: November 6, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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